February 4, 2020

Susan B. Washer
Chief Executive Officer
Applied Genetic Technologies Corporation
14193 NW 119th Terrace, Suite 10
Alachua, FL 32615

       Re: Applied Genetic Technologies Corporation
           Registration Statement on Form S-1
           Filed January 29, 2020
           File No. 333-236156

Dear Ms. Washer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Stacie S. Aarestad, Esq.